Exhibit 99.3

Management's Discussion and Analysis

Year Ended December 31, 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR
ENDED DECEMBER 31, 2019
In this Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Aurinia” or the “Company”, refer to Aurinia Pharmaceuticals Inc., together with our subsidiaries.
The following MD&A provides information on the activities of Aurinia on a consolidated basis and should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2019 and our annual MD&A and audited financial statements for the year ended December 31, 2018. All amounts are expressed in United States (US) dollars unless otherwise stated. Dollar amounts in tabular columns are expressed in thousands of US dollars. This document is current in all material respects as of March 4, 2020.
The financial information contained in this MD&A and in our audited consolidated financial statements has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The audited consolidated financial statements and MD&A have been reviewed and approved by our Audit Committee. This MD&A has been prepared with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, Aurinia is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those in the United States.

FORWARD-LOOKING STATEMENTS
A statement is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as “anticipate”, “believe”, “intend”, “expect”, “goal”, “may”, “outlook”, “plan”, “seek”, “project”, “should”, “strive”, “target”, “could”, “continue”, “potential” and “estimated”, or the negative of such terms or comparable terminology. You should not place undue reliance on the forward-looking statements, particularly those concerning anticipated events relating to the development, clinical trials, regulatory approval, and marketing of our products and the timing or magnitude of those events, as they are inherently risky and uncertain.
Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of our future prospects and make informed investment decisions. These statements, made in this MD&A, may include, without limitation:

•
our belief that both the Phase 2b lupus nephritis ("LN") AURA- LV ("AURA") clinical trial and the single double-blind, randomized, placebo controlled Phase 3 clinical trial for voclosporin in the treatment of LN ("AURORA") had positive results;

•	our belief that we have sufficient cash resources to adequately fund operations;

•
our belief that the totality of data from both the AURORA and AURA clinical trials can potentially serve as the basis for a New Drug Application (an "NDA") with the Food and Drug Administration of the United States Government (the "FDA");

•
our belief that confirmatory data generated from the single AURORA clinical trial and the AURA clinical trial should support regulatory submissions in the United States, Europe and Japan and the timing of such, including the NDA submission in the United States;

•	our belief that granted formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as Dry Eye Syndrome ("DES") have the potential to be of therapeutic value;

•	our belief in the duration of patent exclusivity for voclosporin and that the patents owned by us are valid;

•	our belief in receiving extensions to patent life based on certain events or classifications;

•	our plans and expectations and the timing of commencement, enrollment, completion and release of results of clinical trials;

•
our intention to demonstrate belief that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class status for the treatment of LN outside of Japan;

•	our belief of the key potential benefits of voclosporin in the treatment of LN and other podocytopathies;

•	our belief that voclosporin has the potential to improve near and long-term outcomes in LN when added to mycophenolate Mofetil ("MMF");

•
our expectation to receive "new chemical entity " exclusivity for voclosporin in certain countries, which provides this type of exclusivity for five years in the United States and up to ten years in Europe;

•
our belief that it may be possible for the AUDREY™ clinical trial to act as one of the two pivotal clinical studies that would support approval by the FDA of voclosporin ophthalmic solution ("VOS") for the treatment of DES;

•
our belief that the voclosporin modification of a single amino acid of the cyclosporine molecule may result in a more predictable pharmacokinetic and pharmacodynamics relationship, an increase in potency, an altered metabolic profile, and easier dosing without the need for therapeutic drug monitoring;

•	our target launch date for voclosporin as a treatment for LN in the United States, if approved, in early 2021;

•	our belief in voclosporin being potentially a best-in-class calcineurin inhibitor ("CNI") with robust intellectual property exclusivity and the benefits over existing commercially available CNIs;

•	our belief that CNIs are a mainstay of treatment for DES;

•
our belief that voclosporin has further potential to be effectively used across a range of therapeutic autoimmune areas including focal segmental glomerulosclerosis ("FSGS"), and keratoconjunctivitis sicca or DES;

•	the timing for completion of enrollment and for data availability for our Phase 2 clinical study for voclosporin in FSGS patients;

•	the anticipated commercial potential of voclosporin for the treatment of LN, DES and FSGS;

•	our plan to expand voclosporin renal franchise with additional renal indications and the exploitation of voclosporin in novel formulations for treatment of autoimmune related disorders including FSGS;

•	our belief that the expansion of the renal franchise could create value for shareholders;

•	our belief that voclosporin, in combination with MMF, has the potential to significantly improve renal response rates in LN versus current standard of care;

•	our anticipation of interim data readouts for the Phase 2 proof-of-concept study in FSGS in the second half of 2020;

•	our belief that we had a positive pre-NDA meeting with the FDA for LN, in February of 2020;

•	our belief that our net proceeds from financings, together with our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements through 2021;

•	our planned use of the proceeds from the December 2019 Offering (as defined below);

•	our current plan to complete the NDA, including the clinical module, in the second quarter of 2020;

•	our plan to file a marketing authorization application with the European Medicines Agency ("EMA") by the first quarter of 2021;

•	our expectation that top-line results from the AUDREY™ clinical trial will become available during the second half of 2020;

•	statements concerning the potential market for voclosporin;

•	our belief that VOS has the potential to compete in the multi-billion-dollar human prescription dry eye market;

•	our belief that additional patents may be granted worldwide based on our filings under the Patent Cooperation Treaty ("PCT");

•
our belief that patents corresponding to United States Patent No. 10,286,036 issued to Aurinia covering dosing protocol, with corresponding FDA granted label, for voclosporin in LN, could be granted with similar claims in all major global pharmaceutical markets;

•	our strategy to become a global biopharmaceutical company; and

•	our plan to evaluate voclosporin in pediatric patients after a potential FDA approval of an indication for adults with LN.
Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based on a number of estimates and assumptions that, while considered reasonable by management, as at the date of such statements, are inherently subject to significant business, economic, competitive, political, regulatory, legal, scientific and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by management to develop such forward-looking statements include, but are not limited to:

•	the assumption that we will be able to obtain approval from regulatory agencies on executable development programs with parameters that are satisfactory to us;

•	the assumption that recruitment to clinical trials will occur as projected;

•
the assumption that we will successfully complete our clinical programs on a timely basis and meet regulatory requirements for approval of marketing authorization applications and new drug approvals, as well as favourable product labeling;

•	the assumption that the planned studies will achieve positive results;

•	the assumptions regarding the costs and expenses associated with our clinical trials;

•	the assumption that regulatory requirements and commitments will be maintained;

•
the assumption that we will be able to meet Good Manufacturing Practice (“GMP”) standards and manufacture and secure a sufficient supply of voclosporin on a timely basis to successfully complete the development and commercialization of voclosporin;

•	the assumptions on the market value for the LN program;

•	the assumption that our patent portfolio is sufficient and valid;

•	the assumption that we will be able to extend our patents to the fullest extent allowed by law, on terms most beneficial to us;

•	the assumptions about future market activity;

•	the assumption that there is a potential commercial value for other indications for voclosporin;

•	the assumption that market data and reports reviewed by us are accurate;

•	the assumptions on the burn rate of Aurinia’s cash for operations;

•	the assumption that our current good relationships with our suppliers, service providers and other third parties will be maintained;

•	the assumption that we will be able to attract and retain a sufficient amount of skilled staff; and/or

•	the assumptions relating to the capital required to fund operations through 2021.
It is important to know that:

•
actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and

•
forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of mergers, acquisitions, other business combinations or transactions, dispositions, sales of assets, asset write-downs or other charges announced or occurring after the forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depend on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting our business.

The factors discussed below and other considerations discussed in the "Risks and Uncertainties" section of this MD&A could cause our actual results to differ significantly from those contained in any forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to differ materially from any assumptions, further results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

•	difficulties we may experience in completing the development and commercialization of voclosporin;

•
the need for additional capital in the future to continue to fund our development programs and commercialization activities, and the effect of capital market conditions and other factors on capital availability;

•	competition;

•	difficulties, delays, or failures we may experience in the conduct of and reporting of results of our clinical trials for voclosporin;

•
difficulties in meeting GMP standards and the manufacturing and securing of a sufficient supply of voclosporin on a timely basis to successfully complete the development and commercialization of voclosporin;

•	difficulties, delays or failures in obtaining necessary regulatory approvals;

•	difficulties in gaining alignment among the key regulatory jurisdictions, FDA , EMA and Pharmaceutical and Medical Devices Agency, which may require further clinical activities;

•	not being able to extend our patent portfolio for voclosporin;

•	our patent portfolio not covering all of our proposed or contemplated uses of voclosporin;

•	the uncertainty that the FDA will approve the use of voclosporin for LN and that the label for such use will follow the dosing protocol pursuant to US Patent No. 10,286,036 granted on May 4, 2019;

•	the market for the LN business (or any other indication for voclosporin) may not be as we have estimated;

•	insufficient acceptance of and demand for voclosporin;

•	difficulties obtaining adequate reimbursements from third party payors;

•	difficulties obtaining formulary acceptance;

•	competitors may arise with similar products;

•	product liability, patent infringement and other civil litigation;

•	injunctions, court orders, regulatory and other enforcement actions;

•
we may have to pay unanticipated expenses, and/or estimated costs for clinical trials or operations may be underestimated, resulting in our having to make additional expenditures to achieve our current goals;

•	difficulties, restrictions, delays, or failures in obtaining appropriate reimbursement from payors for voclosporin; and

•	difficulties we may experience in identifying and successfully securing appropriate vendors to support the development and commercialization of our product.
Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements are made as of the date hereof and we disclaim any intention and have no obligation or responsibility, except as require by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
For additional information on risks and uncertainties in respect of the Company and its business, please see the "Risks and Uncertainties" section of this MD&A. Although we believe that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements or information because we can give no assurance that such expectations will prove to be correct.
Additional information related to Aurinia, including its most recent Annual Information Form ("AIF"), is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval ("SEDAR") website at www.sedar.com or the U.S. Securities and Exchange Commission’s ("SEC") Electronic Document Gathering and Retrieval System ("EDGAR") website at www.sec.gov/edgar.

OVERVIEW
THE COMPANY
Aurinia is a late clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. We are currently developing voclosporin, an investigational drug, for the potential treatment of LN, DES and FSGS.
On December 4, 2019 we released positive AURORA Phase 3 trial results for LN. As a result, we are currently compiling an NDA for LN to be submitted to the FDA by the end of the second quarter of 2020. In addition, a marketing authorization application ("MAA") is planned to be filed with the EMA by the end of the first quarter of 2021.
Aurinia Pharmaceuticals Inc. is organized under the Business Corporations Act (Alberta). Our common shares (the "Common Shares") are currently listed and traded on the Nasdaq Global Market ("Nasdaq") under the symbol "AUPH" and on the Toronto Stock Exchange under the symbol "AUP".
We have two wholly-owned subsidiaries: Aurinia Pharma U.S., Inc., (Delaware incorporated) and Aurinia Pharma Limited (United Kingdom incorporated).

Our head office is located at #1203-4464 Markham Street, Victoria, British Columbia, Canada and our registered office is located at #201, 17873 -106A Avenue, Edmonton, Alberta Canada.

BUSINESS OF THE COMPANY
We are currently developing voclosporin, an investigational drug, for the potential treatment of LN, DES and FSGS. Voclosporin is novel and potentially best-in-class CNI with clinical data in over 2,600 patients across various indications. It has been studied in kidney rejection following transplantation, psoriasis and in various forms of uveitis (an ophthalmic disease).
Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near and long-term outcomes in LN when added to MMF although not approved for such, the current standard of care for LN. By inhibiting calcineurin, voclosporin reduces cytokine activation and blocks interleukin IL-2 expression and T-cell mediated immune responses. Voclosporin also potentially stabilizes disease modifying podocytels, which protects against proteinuria. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule. This modification may result in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and easier dosing without the need for therapeutic drug monitoring. Clinical doses of voclosporin studied to date range from 13 - 70 mg administered twice a day ("BID"). The mechanism of action of voclosporin has been validated with certain first generation CNIs for the prevention of rejection in patients undergoing solid organ transplants and in several autoimmune indications, including dermatitis, keratoconjunctivitis sicca, psoriasis, rheumatoid arthritis, and for LN in Japan. We believe that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class regulatory approval status for the treatment of LN outside of Japan.
The topical formulation of voclosporin, VOS, is an aqueous, preservative free nanomicellar solution intended for use in the treatment of DES. On October 31, 2019 we announced the initiation of patient enrollment into our Phase 2/3 AUDREY™ clinical trial evaluating VOS for the potential treatment of DES. A detailed discussion of our DES program is provided in the "Clinical and Corporate Developments in 2019" section of this MD&A. A Phase 2a study was previously completed with results released in January 2019. Prior to that, a Phase 1 study with healthy volunteers and patients with DES was also completed as were studies in rabbit and dog models.
Legacy CNIs have demonstrated efficacy for a number of conditions, including transplant, DES and other autoimmune diseases; however, side effects exist which can limit their long-term use and tolerability. Some clinical complications of legacy CNIs include hypertension, hyperlipidemia, diabetes, and both acute and chronic nephrotoxicity.
Based on published data, we believe the key potential benefits of voclosporin in the treatment of LN versus marketed CNIs are:

•	increased potency compared to cyclosporine A, allowing lower dosing requirements and potentially fewer off target effects;

•	limited inter and intra patient variability, allowing for easier dosing without the need for therapeutic drug monitoring;

•	less cholesterolemia and triglyceridemia than cyclosporine A; and
•limited incidence of glucose intolerance and diabetes at therapeutic doses compared to tacrolimus.
Our target launch date for voclosporin as a treatment for LN in the United States, if approved, is early 2021.
LN
LN is an inflammation of the kidney caused by systemic lupus erythematosus ("SLE") and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder. The disease is highly heterogeneous, affecting a wide range of organs and tissue systems. Unlike SLE, LN has straightforward disease outcomes (measuring proteinuria) where an early response correlates with long-term outcomes. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate ("eGFR"), and increased serum creatinine levels. eGFR is assessed through the Chronic Kidney Disease Epidemiology Collaboration equation. In 2004, a study indicated rapid control and reduction of proteinuria in LN patients measured at six months showed a reduction in the need for dialysis at 10 years. LN can be debilitating and costly and if poorly controlled, can lead to permanent and irreversible tissue damage within the kidney. Recent literature suggests severe LN progresses to end-stage renal disease ("ESRD") within 15 years of diagnosis in 10%-30% of patients, thus making LN a serious and potentially life-threatening condition. SLE patients with renal damage have a 14-fold increased risk of premature death, while SLE patients with ESRD have a greater than 60-fold increased risk of premature death. In 2009, mean annual cost for patients (both direct and indirect) with SLE (with no nephritis) have been estimated to exceed $20,000 per year per patient, while the mean annual cost for patients (both direct and indirect) with LN who progress to intermittent ESRD have been estimated to exceed $60,000 per year per patient.
DES
DES is characterized by irritation and inflammation that occurs when the eye's tear film is compromised by reduced tear production, imbalanced tear composition, or excessive tear evaporation. The impact of DES ranges from subtle, yet constant eye irritation to significant inflammation and scarring of the eye's surface. Discomfort and pain resulting from DES can reduce quality of life and cause difficulty reading, driving, using computers and performing daily activities. DES is a chronic disease. There are currently three FDA approved prescription therapies for the treatment of DES, two of which are CNIs; however, there is opportunity for potential improvement in the effectiveness of therapies by enhancing tolerability, onset of action and alleviating the need for repetitive dosing. A 2017 publication estimated there were approximately 16 million diagnosed patients with DES in the United States.

FSGS
FSGS is a rare disease that attacks the kidney’s filtering units (glomeruli) causing serious scarring which leads to permanent kidney damage and even renal failure. FSGS is one of the leading causes of Nephrotic Syndrome ("NS") and is identified by biopsy and proteinuria. NS is a collection of signs and symptoms that indicate kidney damage, including large amounts of protein in urine; low levels of albumin and higher than normal fat and cholesterol levels in the blood, and edema. Similar to LN, early clinical response (measured by reduction of proteinuria) is thought to be critical to long-term kidney health in patients with FSGS.
FSGS is likely the most common primary glomerulopathy leading to ESRD. The incidence of FSGS and ESRD due to FSGS are increasing although precise estimates of incidence and prevalence are difficult to determine. According to NephCure Kidney International, more than 5,400 patients are diagnosed with FSGS every year; however, this is considered an underestimate because a limited number of biopsies are performed. The number of FSGS cases are rising more than any other cause of NS and the incidence of FSGS is increasing through disease awareness and improved diagnosis.  FSGS occurs more frequently in adults than in children and is most prevalent in adults 45 years or older. FSGS is most common in people of African American and Asian descent. It has been shown that the control of proteinuria is important for long term dialysis-free survival of these patients. Currently, there are no approved therapies for FSGS in the United States or the European Union.

STRATEGY
Our business strategy is to optimize the clinical and commercial value of voclosporin and become a global biopharma company with a focused renal and autoimmune franchise. This includes the expansion of a potential renal franchise with additional renal indications and the exploitation of voclosporin in novel formulations for treatment of autoimmune related disorders.
We have strategically developed a plan to expand our voclosporin renal franchise to include FSGS. Additionally, we are also furthering development of VOS for the treatment of DES. The advancement of these new indications, in addition to LN, represents an expansion of our pipeline and commercial opportunities.
The key tactics to achieve our corporate strategy include:

•	filing an NDA with the FDA for marketing approval for use of voclosporin in LN by the end of the second quarter of 2020;

•	conducting pre-commercial activities including build out of the organization to efficiently launch voclosporin for LN upon potential approval by the FDA;

•	conducting a Phase 2/3 AUDREYTM clinical trial of VOS for the treatment of DES with results expected in the second half of 2020; and

•	conducting a Phase 2 proof of concept study for the additional renal indication of FSGS.

RECENT DEVELOPMENTS
Pre-NDA meeting with FDA
Aurinia held a positive and successful Pre-NDA meeting with the FDA Division of Pulmonary, Allergy and Rheumatology Products on February 25, 2020.   The Company presented information about the safety and efficacy data to be included in the filing, reviewed the format and content of the planned application and shared the rolling review plans for filing the various modules of the NDA.  No obstacles were raised by FDA that would prevent submission of the NDA by the end of the second quarter of 2020 as planned.
Appointment of new Chief Commercial Officer
On February 25, 2020, we announced the hiring of Max Colao in the newly created role of Chief Commercial Officer. Mr. Colao has nearly 30 years of commercial operations experience. Prior to leading U.S. commercial operations at Alexion Pharmaceuticals Inc. and launching multiple rare disease therapies, Mr. Colao spent nearly 20 years at Amgen Inc., holding roles of increasing responsibility on various marketing and sales teams, most notably leading U.S. launches, commercialization, and pricing strategy in the areas of rheumatology, dermatology, and autoimmune disorders for Enbrel®, Prolia®, and Nplate®. Most recently, he was Chief Commercial Officer and Head of Business Development at Abeona Therapeutics Inc., where he led the company’s commercialization and business development efforts of autologous cell therapy and AAV9-based gene therapy for rare diseases. Mr. Colao received his B.S. in applied mathematics and economics from the University of California, Los Angeles and his MBA from the University of Southern California.

CLINICAL AND CORPORATE DEVELOPMENTS IN 2019
December 12, 2019 Public Offering
On December 12, 2019, we completed an underwritten public offering of 12.78 million Common Shares, which included 1.67 million Common Shares issued pursuant to the full exercise of the underwriters’ overallotment option to purchase additional Common Shares (the “December 2019 Offering”). The Common Shares were sold at a public offering price of $15.00 per share. The gross proceeds from the December 2019

Offering were $191.7 million before deducting the 6% underwriting commission and other offering expenses which totaled $11.82 million. Jefferies LLC and SVB Leerink LLC acted as joint book-running managers for the December 2019 Offering. H.C. Wainwright & Co. LLC, Oppenheimer & Co. Inc. and Bloom Burton Securities Inc. acted as co-managers for the December 2019 Offering.
We intend to use the net proceeds of the December 2019 Offering for pre-commercialization and launch activities, working capital and general corporate purposes.
Safety and Efficacy Results from Phase 3 AURORA Clinical Trial
On December 4, 2019, we announced positive efficacy and safety results from our pivotal AURORA Phase 3 trial of voclosporin, in combination with MMF and low-dose corticosteroids, in the treatment of LN. This global study, in which 357 patients with active LN were enrolled, met its primary endpoint of achieving renal response at 52 weeks, demonstrating renal response rates of 40.8% for voclosporin vs. 22.5% for the control (OR 2.65; p < 0.001). Additionally, all pre-specified hierarchical secondary endpoints achieved statistical significance in favor of voclosporin, which included renal response at 24 weeks, partial renal response at 24 and 52 weeks, time to achieve urinary protein-to-creatinine ratio (“UPCR”) ≤ 0.5, and time to 50% reduction in UPCR. The robustness of the data was also supported by all pre-specified subgroup analyses (age, sex, race, biopsy class, region, and prior MMF use) favoring voclosporin.

	Measure	Result	Odds Ratio [95% CI]	p-value
Primary Endpoint	Renal Response at 52 weeks	Voclosporin 40.8% Control 22.5%	2.65 [1.64, 4.27]	p < 0.001
Secondary Endpoints	Renal Response at 24 weeks	Voclosporin 32.4% Control 19.7%	2.23 [1.34, 3.72]	p = 0.002
	Partial Renal Response at 24 weeks	Voclosporin 70.4% Control 50.0%	2.43 [1.56, 3.79]	p < 0.001
	Partial Renal Response at 52 weeks	Voclosporin 69.8% Control 51.7%	2.26 [1.45, 3.51]	p < 0.001
	Time to UPCR ≤ 0.5	Voclosporin faster than Control	2.02 [1.51, 2.70] Hazard Ratio	p < 0.001
	Time to 50% reduction in UPCR	Voclosporin faster than Control	2.05 [1.62, 2.60] Hazard Ratio	p < 0.001

Voclosporin was generally well tolerated with no unexpected safety signals. Serious adverse events (“SAE”) were reported in 20.8% of voclosporin patients vs. 21.3% in the control arm. Infection was the most commonly reported SAE with 10.1% of voclosporin patients versus 11.2% of patients in the control arm. Overall mortality in the trial was low, with six deaths observed; one in the voclosporin arm and five in the control arm. None of the deaths were determined by the investigators to be treatment related. Additionally, the voclosporin arm showed no significant decrease at week 52 in eGFR or increase in blood pressure, lipids or glucose, which are common adverse events associated with legacy CNIs.Voclosporin was granted fast track designation by the FDA in 2016.
We believe the totality of data from both the AURORA and AURA clinical trials can potentially serve as the basis for an NDA submission with the FDA. Under voclosporin’s fast-track designation we intend to utilize a rolling NDA submission process. The rolling NDA submission process will commence with the filing of the non-clinical module by the end of the first quarter of 2020 to be followed by the chemistry, manufacturing and controls module as soon as practicable thereafter.
We expect to complete the NDA, including the clinical module, and submit it to FDA by the end of the second quarter of 2020.
The AURORA clinical trial was a global double-blind, placebo-controlled study (designed with target enrollment of 324 patients) to evaluate whether voclosporin added to background therapy of MMF can increase overall renal response rates in the presence of low dose steroids.
Patients were randomized 1:1 to either of: (i) 23.7 mg voclosporin BID and MMF, or (ii) MMF and placebo, with both arms receiving a rapid oral corticosteroid taper. As in the AURA clinical trial, the study population in AURORA is comprised of patients with biopsy proven active LN who will be evaluated on the primary efficacy endpoint of complete remission, or renal response, at 52 weeks, a composite which includes:

•	urine protein-creatinine ratio of ≤0.5mg/mg;

•	normal, stable renal function (≥60 mL/min/1.73m2 or no confirmed decrease from baseline in eGFR of >20%);

•	presence of sustained, low dose steroids (≤10mg prednisone from week 44-52); and

•	no administration of rescue medications.
Patients completing the AURORA trial had the option to roll over into a 104-week blinded extension study (the "AURORA 2 extension study"). The data from the AURORA 2 extension study will allow us to assess the long-term benefit/risk of voclosporin in LN patients, however, this study is not a requirement for potential FDA approval for voclosporin. Data from the AURORA 2 extension study assessing long-term outcomes in LN patients should be valuable in a post-marketing setting and for future interactions with various regulatory authorities.
We also plan to begin the process of evaluating voclosporin in pediatric patients after completion of the study report for AURORA.

Drug-Drug Interaction Study ("DDI")
On November 7, 2019 we announced the completion of a FDA-requested clinical DDI study in patients with lupus that investigated the potential effect of voclosporin on blood levels of mycophenolate acid ("MPA") the active metabolite of MMF, in patients with lupus. We believe that MMF, also known as CellCept® is considered by treating physicians to be part of the current standard of care for LN in the United States.
This DDI study aimed to measure and potentially quantify, the impact voclosporin may have on MPA blood levels when given concomitantly with MMF in patients with lupus. The study results indicate that the co-administration of voclosporin with MMF had no clinically significant impact on MPA blood concentrations. In past studies, it was reported that the legacy CNIs inhibit the multidrug-resistance-associated protein 2 (MRP-2) transporter in the biliary tract thereby preventing the excretion of mycophenolic acid glucuronide (MPAG) into the bile leading to the enterohepatic recirculation of MPA. This adverse impact of cyclosporine on MPA pharmacokinetics has resulted in a 30 - 50% reduction in MPA exposure when used in combination.
Initiation of Phase 2/3 AUDREYTM Clinical Trial
On October 31, 2019 we announced the initiation of patient enrollment into the AUDREY™ clinical trial evaluating VOS for the potential treatment of DES.
This study will include certain critical regulatory requirements that the FDA has traditionally accepted for DES product approval. These requirements include both dose-optimization requirements along with a comparison versus the nanomicellar vehicle.
The AUDREY™ clinical trial is a United States based randomized, double-masked, vehicle-controlled, dose ranging study to evaluate the efficacy and safety of VOS in subjects with DES and will enroll approximately 480 subjects. The study will consist of four arms and encompass a 1:1:1:1 randomization schedule to either 0.2% VOS, 0.1% VOS, 0.05% VOS or vehicle. Subjects will be dosed BID for 12 weeks.
The primary outcome measure for the trial is the proportion of subjects with ≥10mm improvement in Schirmer Tear Test ("STT ") (an objective measure of tear production) at 4 weeks.
Secondary outcome measures will include STT at other time points, including at 12 weeks, Fluorscein Corneal Staining ("FCS") (an objective measure of structural damage to the cornea) at multiple time points, change in eye dryness, burning/stinging, itching, photophobia, eye pain and foreign body sensation at multiple time points, and additional safety endpoints.
Top-line results from the AUDREY™ clinical trial are anticipated during the second half of 2020.
We believe that it may be possible for the AUDREY™ clinical trial to act as one of the two pivotal clinical studies that would support approval by the FDA of VOS for the treatment of DES.
Animal safety toxicology studies were previously completed in rabbit and dog models, and additional longer-term animal safety toxicology studies are also currently being conducted.
Phase 2a DES Study results
On January 22, 2019 we released results for our exploratory Phase 2a head-to-head study evaluating the efficacy, safety and tolerability of VOS (voclosporin 0.2%) versus cyclosporine ophthalmic emulsion 0.05% (Restasis®) for the treatment of DES. The study was initiated in July of 2018 and full enrollment was achieved in the fourth quarter of 2018. We believe CNIs are a mainstay of treatment for DES. The goal of this program is to develop a best-in-class treatment option.
In this exploratory Phase 2a study:

▪	VOS showed statistical superiority to cyclosporine ophthalmic emulsion 0.05% on FDA-accepted objective signs of DES. This statistical superiority was seen in as quickly as in two weeks.

▪	42.9% of VOS subjects vs 18.4% of cyclosporine ophthalmic emulsion 0.05% subjects (p=.0055) demonstrated ≥ 10mm improvement in STT at Week 4.

▪
Primary endpoint of drop discomfort at 1-minute on Day 1 was not met. However, no statistical difference between VOS and Restasis® was shown, as both exhibited low drop discomfort scores. Both drugs were well-tolerated. Of note, voclosporin was given at four times the dose as cyclosporine with no additional drop discomfort as measured by the drop discomfort scores at one and five minutes after application.

On the key pre-specified secondary endpoints of STT and FCS, which are FDA-accepted efficacy endpoints, VOS showed rapid and statistically significant improvements over cyclosporine ophthalmic emulsion 0.05% at week 4 (STT: p=.0051; FCS: p=.0003).
This 100-patient, double-masked, head-to-head study was designed to evaluate the efficacy, safety and tolerability of VOS versus cyclosporine ophthalmic emulsion 0.05% in subjects with DES. Both arms of the study received either VOS or cyclosporine ophthalmic emulsion 0.05% (1:1) BID, in both eyes, for 28 days. Key pre-specified secondary endpoints, which are FDA-accepted endpoints, include STT, FCS, and assessments of dry eye symptoms. Improvements in STT and FCS are considered by regulators to be two of the most clinically meaningful measures of efficacy in this disease.

With the results seen in our Phase 2a exploratory study in terms of efficacy, we believe that VOS has a differentiated product profile with a long patent life that has the potential to compete favorably in the billion dollar human prescription dry eye market.

4-Week Pre-Specified Efficacy Endpoints (Signs)*	VOS	Restasis®	p-value vs. Restasis®
Schirmer Tear Test (STT) (mm LS mean increase from baseline)	8.6	3.3	.0051
% of subjects showing ≥ 10mm improvement in STT (basis of FDA approval for other CNIs and an improvement is considered to be clinically significant)	42.9%	18.4%	.0055
Fluorescein Corneal Staining (FCS) (reduction in staining is clinically significant)	-2.2	-0.2	.0003
*worst eye
Both treatment arms also demonstrated substantial and statistically significant improvements on the symptom assessment in dry eye score from baseline to week 4.
No SAE's were reported in the study, and there were no unexpected safety signals. All adverse events were mild to moderate and the majority of patients had no adverse events.
FSGS
As with other proteinuric kidney diseases, loss of podocyte function is a key feature of disease progression in FSGS. The disease has straightforward metrics where an early clinical response, determined by reduction in proteinuria, correlates with favorable long-term outcomes. Based on our clinical data in LN which demonstrated that voclosporin decreased proteinuria and the beneficial effects of CNIs on podocytes, we believe voclosporin has the potential to benefit patients with FSGS. In addition, voclosporin has a favorable metabolic profile and consistent predictable dose response potentially eliminating the need for therapeutic drug monitoring which are substantial advantages over legacy CNIs which are used off label primarily as second line immunotherapy in FSGS. Our Phase 2 proof-of-concept study in FSGS, which was designed as an open-label study of approximately 20 treatment-naive United States patients, was initiated in June 2018. The target population is newly diagnosed and steroid naive patients in a rare disease.
Enrollment in this study, primarily due to the target population patients available, has been slower than anticipated. Two activities have been implemented to enhance enrollment into the study. We have opened up additional sites outside of the United States and amended the protocol to permit entry of subjects who have received limited corticosteroid exposure in the past. Enrollment is ongoing and we and anticipate interim data readouts in the second half of 2020.
September 2019 ATM
On September 13, 2019 we entered into an open market sale agreement with Jefferies LLC pursuant to which Aurinia would be able to, from time to time, sell, through at-the-market (“ATM”) offerings, Common Shares that would have an aggregate offering price of up to US$40 million (the "2019 ATM").
We sold 2.35 million Common Shares and received gross proceeds of US$15.01 million at a weighted average price of US$6.40 pursuant this agreement. We incurred share issue costs of US$640,000 which included a 3% commission fee to Jefferies LLC. Sales in the ATM offering were only conducted in the United States through Nasdaq at market prices. On December 9, 2019, we terminated the September 13, 2019 open market sale agreement with Jefferies LLC related to the 2019 ATM.
Patent and Notice of Allowance
On February 25, 2019, we announced that we had received a notice of allowance (the "Notice of Allowance") from the US Patent and Trademark Office (the "USPTO") for claims directed at our novel voclosporin dosing protocol for LN (US patent application 15/835,219, entitled "PROTOCOL FOR TREATMENT OF LUPUS NEPHRITIS").
The allowed claims broadly cover the novel voclosporin individualized flat-dosed pharmacodynamic treatment protocol adhered to and required in both our Phase 3 AURORA clinical trial and our AURA Phase 2 clinical trial. Notably, the allowed claims cover a method of modifying the dose of voclosporin in patients with LN based on patient specific pharmacodynamic parameters.
This Notice of Allowance concluded a substantive examination of the patent application at the USPTO. After administrative processes were completed and fees were paid, on May 14, 2019 Aurinia was granted US Patent No. 10,286,036 with a term extending to December 2037. If the FDA approves the use of voclosporin for LN and the label for such use follows the dosing protocol, the issuance of this patent will expand the scope of intellectual property protection for voclosporin, which already includes manufacturing, formulation, synthesis and composition of matter patents.

We have also filed for protection of this subject matter under the PCT and have the option of applying for similar protection in the member countries thereof. This may lead to the granting of corresponding claims in the treaty countries which include all the major global pharmaceutical markets.
As we have been focused on LN and with the potential extended expansion of our intellectual property until 2037, expanding our scope to include other proteinuric renal diseases is synergistic with our current strategy and long-term vision.
Changes to our Board of Directors and Appointment of New Officers
On November 13, 2019 we announced the appointment of Ms. Jill Leversage to our Board of Directors and the resignation of Dr. Hyuek Joon Lee from our Board of Directors.
Ms. Leversage brings more than 25 years of financial and corporate governance expertise. She began her finance career at Burns Fry Ltd., and has held senior level positions at RBC Capital Markets, and TD Securities. Ms. Leversage has served on a number of public and not-for-profit corporate boards including MAG Silver Corp, RE Royalty Ltd., Insurance Corporate of BC, CMAIO, and the Vancouver Airport Authority. Ms. Leversage is a Fellow of the Institute of Chartered Professional Accountants of British Columbia and also a Chartered Business Valuator (ret.) of the Canadian Institute of Chartered Business Valuators.
On July 18, 2019, we announced the appointments of Mr. Max Donley, MBA as Executive Vice President of Internal Operations and Strategy and Glenn Schulman, PharmD, MPH as Senior Vice President of Corporate Communications and Investor Relations.
Mr. Donley most recently led Human Resources, Information Technology and Facilities at Senseonics. Prior to that, Mr. Donley was Executive Vice President of Global Human Resources, Information Technology, and Corporate Strategy at Sucampo Pharmaceuticals until its acquisition in February 2018. Prior to that, Mr. Donley served as Executive Vice President, Human Resources and Corporate Affairs at MedImmune, where he provided business-integrated leadership and delivered professional tools, programs and services to optimize MedImmune’s human capital investments worldwide.
Dr. Glenn Schulman is a healthcare professional with nearly 20 years of advising biotech and life science companies. Prior to joining Aurinia, Dr. Schulman led Corporate Communications and Investor Relations at Achillion Pharmaceuticals, Inc. (Nasdaq: ACHN). Prior to Achillion, Dr. Schulman held positions of increasing responsibility at CuraGen Corp. where he was responsible for all aspects of corporate and medical communications, investor and public relations.
On June 26, 2019, Mr. R. Hector MacKay-Dunn, J.D., Q.C. was elected to the Board at the Annual General Meeting of Shareholders. Mr. MacKay-Dunn has over 30 years of practice experience providing legal advice to high growth public and private companies, many of which achieving valuations exceeding CA$1 billion over a broad range of industry sectors including life sciences, health, and technology, advising on corporate domestic and cross-border public and private securities offerings, mergers and acquisitions and international partnering and licensing transactions, and boards of directors and independent board committees on corporate governance matters. Mr. MacKay-Dunn is recognized by Lexpert, as being among the Top 100 Canada/US Cross-Border Corporate Lawyers in Canada, has consistently been named among The Leading 500 Lawyers in Canada, and is recognized among Canada’s leading lawyers in mergers & acquisitions, technology and biotechnology.
On April 29, 2019, Aurinia appointed Peter Greenleaf as Chief Executive Officer and as a Director on the Aurinia Board of Directors (the "Board"). We also announced the elevation of George M. Milne, Jr., PhD, to Chairman of the Board. Dr. Richard M. Glickman, who previously announced his plans to retire on November 6, 2018, stepped down from his role as Chairman and CEO concurrent with Mr. Greenleaf's appointment on April 29, 2019, and will remain an advisor to Aurinia for a period of 12 months.
With more than twenty years of experience leading pharmaceutical and biotech firms, Mr. Greenleaf most recently served as the CEO of Cerecor, a leading U.S. pediatric orphan and rare disease pharmaceutical company. Prior to that, Mr. Greenleaf was the Chairman and CEO of Sucampo Pharmaceuticals which he led through the successful sale to Mallinckrodt Pharmaceuticals, PLC for $1.2B. Previously, Mr. Greenleaf served as the CEO and Board member of Histogenics, a regenerative medicine company. Prior to that he was the President of MedImmune, Inc, the global biologics arm of AstraZeneca, and President of MedImmune Ventures, a wholly owned venture capital fund within the AstraZeneca Group, where he led investment in emerging biopharmaceutical, medical device, and diagnostic companies.
On April 30, 2019, we announced the appointment of Dr. Daniel Billen to the Aurinia Board. Dr. Billen has more than four decades of experience leading the commercialization of pharmaceutical and biotech products in North America and Europe. Prior to his retirement, Dr. Billen served as Vice President and General Manager, Inflammation and Nephrology at Amgen, from 2011 until 2018. Prior to that, Dr. Billen was General Manager, Amgen Canada, from 1991 until 2011. Dr. Billen previously served in roles of escalating responsibility at Janssen from 1979 until 1991. Dr. Billen received his Ph.D. in Chemistry from the University of Louvain, Belgium.

November 2018 ATM
On November 30, 2018 we entered into an open market sale agreement with Jefferies LLC pursuant to which Aurinia would be able to, from time to time, sell, through ATM offerings, Common Shares that would have an aggregate offering price of up to US$30 million. Aurinia filed a prospectus supplement with securities regulatory authorities in Canada in the provinces of British Columbia, Alberta and Ontario, and with the United States Securities and Exchange Commission, which supplemented Aurinia’s short form base shelf prospectus dated March 26, 2018, and Aurinia’s shelf registration statement on Form F-10 dated March 26, 2018, declared effective on March 29, 2018 (the "2018 ATM").
During the first quarter of 2019 we sold 4.61 million Common Shares and received gross proceeds of $30 million at a weighted average price of $6.51 pursuant to the 2018 ATM. We incurred share issue costs of US$1.17 million including a 3% commission of $900,000 to Jefferies LLC.

RESULTS OF OPERATIONS
For the year ended December 31, 2019, we reported a consolidated net loss of $123.85 million or a $1.33 loss per Common Share, as compared to a consolidated net loss of $64.12 million or a $0.76 loss per Common Share for the year ended December 31, 2018.
We recorded an increase in the estimated fair value of derivative warrant liabilities of $41.12 million for the year ended December 31, 2019 compared to $9.95 million for the previous year. These increases, which are non-cash in nature, increased the consolidated net loss for each of the years respectively. These revaluations fluctuate based primarily on the market price of our Common Shares. The significant increase of $41.12 million in 2019 primarily reflected the significant increase in our share price following the release of our AURORA clinical trial results and the completion of the December 2019 Offering.
Derivative warrant liabilities are more fully discussed in the “Critical estimates in applying the Company’s accounting policies” section of this MD&A and note 4 to the consolidated financial statements for the year ended December 31, 2019.
After adjusting for the non-cash impact of the revaluation of the warrant liabilities, the net loss before the change in estimated fair value of derivative warrant liabilities and income taxes for the year ended December 31, 2019 was $82.58 million compared to $54.09 million for the year ended December 31, 2018.
The higher net loss before the increase in estimated fair value of derivative warrant liabilities and income tax expense in 2019 reflected higher activity levels across the organization and other expenses of $9.00 million as discussed in the "Other expenses" section below.
Licensing revenue, contract revenue and deferred revenue
Licensing Revenue
We recorded licensing revenue of $118,000 (2018 - $118,000) related to the upfront license payment of $1.5 million received in 2010 pursuant to a licensing agreement (the "3SBio Inc. Agreement") with 3Bio Inc ("3SBio"). Under the 3SBio Agreement, the primary substantive obligations of the Company are to grant the license and transfer intellectual knowledge to 3SBio. Under the 3SBio Agreement, we are also required to maintain the patent portfolio in China, Taiwan and Hong Kong, and to provide further support and cooperation to 3SBio over the life of the 3SBio Agreement, which coincides with the life of the patents. Any additional assistance which may be provided to 3SBio will be performed on a full cost recovery basis. The deferred licensing fee revenue is recognized on a straight-line basis we satisfy the performance obligations over the life of the patents and the benefit to the customer transfers ratably throughout the patent life, which expires in 2022. As at December 31, 2019, $324,000 (2018 - $442,000) of deferred revenue remains relating to this payment. We will provide commercial supply to 3SBio on a cost-plus basis and will receive ongoing royalties based on sales of voclosporin by 3SBio. We do not expect to receive any royalty revenue pursuant to the 3SBio agreement for the foreseeable future.
On April 17, 2017, we entered into an agreement (the "MAH Agreement") with Merck Animal Health (“MAH”) whereby the Company granted MAH worldwide rights to develop and commercialize its patented nanomicellar VOS for the treatment of DES in dogs. Under the terms of the MAH agreement, we received a milestone payment of $200,000 in 2019. The MAH agreement provided MAH with a right to use intellectual property. MAH was able to direct the use of and obtain substantially all of the benefits from the license at the time that control of the rights was transferred and therefore, the milestone of $200,000 was recognized as revenue in the year ended December 31, 2019. We are eligible to receive further payments based on certain development and sales milestones and receive royalties based on global product sales.
Contract Revenue
In 2018, we earned a contract revenue from a milestone payment of $345,000 (CA$450,000) pursuant to a purchase and sale agreement dated February 14, 2014 between Ciclofilin Pharmaceuticals Corp. (now Hepion Pharmaceuticals, Inc.) and Aurinia Pharmaceuticals Inc. under which the Company sold the Non-Immunosuppressive Cyclosporine Analogue Molecules (NICAMs) early stage research and development asset to Ciclofilin. We are eligible to receive further payments based on certain development and sales milestones and to receive royalties based on global product sales. No milestones were earned in 2019. We have no ongoing obligations under this agreement.
Research and Development expenses
Research and development ("R&D") expenses increased to $52.87 million for the year ended December 31, 2019 compared to $41.38 million for the year ended December 31, 2018. The primary driver for this increase was an increase in drug manufacturing and supply costs of $8.47 million.

Other R&D expenses by type of expense:
Contract Research Organizations ("CROs") and other third party clinical trial expenses were $29.10 million for the year ended December 31, 2019 compared to $27.92 million for the year ended December 31, 2018. Higher costs were incurred for the AURORA 2 extension study, completion of the DDI study, preparation costs associated with the planned NDA submission for LN, and initiation costs for the Phase 2/3 DES clinical study, offset by lower AURORA clinical trial costs.
We incurred drug manufacturing and supply costs of $13.36 million for the year ended December 31, 2019 compared to $4.89 million for the year ended December 31, 2018. The increase in these expenses primarily reflected the cost of manufacturing voclosporin for future commercial and investigational use in the amount of $6.62 million and for the manufacturing of VOS for our AUDREYTM clinical trial. Under IFRS accounting standards, drug manufacturing costs for commercial purposes which otherwise could be recorded as inventory if the drug was approved by a regulatory body is currently required to be accounted for as an R&D expense.
Salaries, annual incentive pay accruals and employee benefits (excluding non-cash stock compensation expense noted below) increased to $5.91 million for the year ended December 31, 2019 compared to $4.26 million for the year ended December 31, 2018. The increase reflected the hiring of 10 additional R&D employees in 2019, higher incentive pay accruals recorded in 2019 as a result of positive AURORA trial results and operational progress achieved in 2019 and annual salary increases.
Included in the R&D expenses was non-cash stock compensation expense of $2.69 million for the year ended December 31, 2019 compared to $2.70 million for the year ended December 31, 2018 for stock options granted to R&D personnel.
Other expenses, which included items such as travel, clinical trial insurance, patent annuity and legal fees, phone and publications were $1.81 million for the year ended December 31, 2019 compared to $1.61 million for the year ended December 31, 2018.
Corporate, administration and business development expenses
Corporate, administration and business development expenses increased to $22.15 million for the year ended December 31, 2019 compared to $13.67 million for 2018.
Salaries, director fees, payroll accruals and employee benefits (excluding stock compensation expense noted below) were $7.38 million for the year ended December 31, 2019 compared to $4.60 million in 2018. The increases primarily reflected the hiring of 12 new employees in 2019, a higher incentive pay accrual recorded in 2019 as a result of the positive AURORA trial results and the operational progress achieved in 2019, a signing bonus paid to the new Chief Executive Officer and annual salary increases.
Corporate, administration and business development expenses included non-cash stock-based compensation expense of $4.72 million for the year ended December 31, 2019 compared to $4.16 million for 2018. See the section on stock-based compensation expense below for further details.
Professional and consulting fees were $5.50 million for the year ended December 31, 2019 compared to $2.30 million for the year ended December 31, 2018. The increase reflected a significant increase in activity levels across the organization and included higher fees in 2019 for activities such as strategic review, recruiting, legal, audit, market research and other pre-commercial activities undertaken during the year.
Rent, insurance, information technology, communications and other public company operating costs increased to $2.35 million for the year ended December 31, 2019 compared to $1.70 million for the year ended December 31, 2018. The increase reflected overall higher activity levels, higher staff numbers, and higher director and officer insurance costs commensurate with the company completing a Phase 3 clinical trial.
Travel, tradeshows, sponsorships and patient advocacy expenses increased to $2.20 million for the year ended December 31, 2019 compared to $900,000 for the year ended December 31, 2018. The increase reflected a significant increase in activities related to tradeshows, conferences, sponsorships, patient advocacy and travel in 2019 compared to those in 2018.
Other expenses
Other expenses were $8.99 million for the year ended December 31, 2019 compared to $169,000 for the year ended December 31, 2018. Other expense included:
Royalty Obligation
The royalty obligation is the result of a Resolution of the Board of Directors of the Company dated March 8, 2012 whereby certain executive officers at that time were provided with future potential retention benefits for remaining with the Company as follows:
(a) Pursuant to a resolution of the Board of Directors of the Company on March 8, 2012 and a termination agreement and general release dated February 14, 2014, the Company will be required to pay a royalty, equivalent to 2% of royalties received on the sale of voclosporin by licensees and/or 0.3% of net sales of voclosporin sold directly by the Company to the Chief Executive Officer at the time of the resolution. Should the Company sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger in a manner such that this payment obligation is no longer operative, then the Company would be required to pay 0.3% of the value attributable to voclosporin in the transaction.

(b) In addition, pursuant to a resolution of the Board of Directors of the Company on March 8, 2012, and employment agreements, two current executive officers are eligible to receive 0.1675% of royalty licensing revenue for royalties received on the sale of voclosporin by licensees and/or 0.025% of net sales of voclosporin sold directly by the Company. Should the Company sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger, the executives will be entitled to receive 0.025% of the value attributable to voclosporin in the transaction, and the entitlement to further royalty or sales payments shall end. Effective October 1, 2019 pursuant to the employment agreements all service conditions have been met. The executive commitment will be terminated upon death.
The Board of Director resolution, dated March 8, 2012, created an employee benefit obligation contingent on the occurrence of uncertain future events. The probability that the specified events will occur affects the measurement of the obligation.
As a result of the completion of the Phase 3 lupus nephritis trial, and the results obtained from the trial in the fourth quarter of 2019 we re-assessed the probability of royalty obligation payments being required in the future, and have recorded the royalty obligation of $7.20 million at December 31, 2019. Until one of the triggering events described in sections (a) or (b) occur, no royalty payments are required to be paid. Any royalty on sales or licensing are not expected in the next twelve months and therefore the royalty obligation has been classified as long term.
Revaluation adjustment on contingent consideration
The increase in contingent consideration of $1.09 million for the year ended December 31, 2019 was comprised of an increase in fair value of $1.19 million less the cash payment of $100,000, compared to an increase in contingent consideration of $236,000 for the year ended December 31, 2018. The increase at December 31, 2019 was primarily due to the change in presumed payment range. The increase in presumed payment range from 74% to 86% was attributable to the Phase 3 lupus nephritis clinical trial results.
Proxy contest costs
We incurred costs of $720,000 for the year ended December 31, 2019 compared to $Nil for the year ended December 31, 2018. These costs were associated with the successful defense of a proxy contest in connection with our annual general meeting held on June 26, 2019. There was no similar type of expense in 2018. These costs included legal and consulting fees and additional printing, mailing and meeting costs.
Interest income
We recorded interest income of $2.70 million for the year ended December 31, 2019 compared to $2.23 million for the year ended December 31, 2018. The increase in 2019 was primarily the result of higher average interest rates achieved in 2019 compared to 2018 and larger amounts invested in 2019 as a result of the financings completed in 2019.
Stock-based compensation expense
For stock option plan information and outstanding stock option details refer to note 14(c) of the audited consolidated financial statements for the year ended December 31, 2019.
We granted 4.12 million stock options for the year ended December 31, 2019 at a weighted average exercise price of $6.14 compared to 3.00 million stock options at a weighted average exercise price of $5.29 for the year ended December 31, 2018.
Application of the fair value method resulted in charges to stock-based compensation expense of $7.41 million for the year ended December 31, 2019 (2018 – $6.86 million) with corresponding credits to contributed surplus. For the year ended December 31, 2019, stock compensation expense has been allocated to R&D expense in the amount of $2.69 million (2018 – $2.70 million) and corporate, administration and business development expense in the amount of $4.72 million (2018 – $4.16 million).
The increase in stock option expense recorded as a corporate, administration and business development expense primarily reflected the granting of 2.51 million stock options in 2019 to new employees including 1.6 million stock options to the new Chief Executive Officer, partially offset by the reversal of stock option expense previously recorded related to stock options forfeited in 2019 upon the resignation of our previous Vice President of Public Affairs.
In 2019, Dr. Richard Glickman and Aurinia entered into a transition agreement whereby upon his retirement as Chairman of the Board and Chief Executive Officer of Aurinia, Dr. Glickman would continue to provide substantive services as an adviser to the Company for a period of 12 months commencing May 6, 2019. Unvested stock options at May 6, 2019 were modified such that they will vest in equal installments over the next 12 months, subject to Dr. Glickman remaining an adviser to the Company at each of the vesting dates. The transition agreement resulted in 100,000 stock options that would have been forfeited at May 6, 2020 vesting on an accelerated timeline. Therefore, we determined that the amount expensed for such awards to date should be reversed. We recognized these 100,000 stock options as a new grant based on the fair value at the date of the transition agreement which will be expensed as they vest over the transition period. We also revised the allocation over the remaining vesting period to reflect the graded nature of the vesting over the transition period.
Amortization of acquired intellectual property and other intangible assets
Amortization of acquired intellectual property and other intangible assets decreased slightly to $1.39 million for the year ended December 31, 2019 compared to $1.55 million recorded in 2018.

Change in estimated fair value of derivative warrant liabilities
Derivative warrant liability related to December 28, 2016 bought deal public offering
On December 28, 2016, we completed a $28.75 million bought deal public offering (the "December 2016 Offering"). Under the terms of the December 2016 Offering, we issued 12.78 million units at a subscription price per unit of $2.25, each unit consisting of one Common Share and one-half (0.50) of a Common Share purchase warrant (a "2016 Warrant"), exercisable for a period of five years from the date of issuance at an exercise price of $3.00 resulting in the issuance of 6.39 million 2016 Warrants. The holders of the 2016 Warrants issued pursuant to the December 2016 Offering may elect, if we do not have an effective registration statement registering the Common Shares underlying the Warrants, or the prospectus contained therein is not available for the issuance of the Common Shares underlying the 2016 Warrants to the holder, in lieu of exercising the 2016 Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the 2016 Warrants. This calculation is based on the number of 2016 Warrants to be exercised multiplied by the weighted average market price less the exercise price with the difference divided by the weighted average market price. If a 2016 Warrant holder exercises this option, there will be variability in the number of shares issued per 2016 Warrant. There can be no certainty that we will have an effective registration statement in place over the entire life of the 2016 Warrants and therefore, under IFRS we are required to record these 2016 Warrants as derivative warrant liabilities.
In the fourth quarter of 2019, 1.83 million of the 2016 Warrants were exercised for cash, at a price of $3.00, and we received cash proceeds of $5.50 million upon the issuance of 1.83 million Common Shares. Pursuant to the exercise of the 2016 Warrants, we transferred $27.60 million from derivative warrant liability to equity (Common Shares).
The Company recorded an increase in the estimated fair value of the derivative warrant liability of $41.48 million through the statement of operations and comprehensive loss for the year ended December 31, 2019 which represented a combination of the fair value adjustment at the date of exercise for the warrants exercised during the year and a fair value revaluation for the remaining warrants outstanding at December 31, 2019.
At December 31, 2019, there were 1.69 million of the 2016 Warrants outstanding at an exercise price of $3.00.
Derivative warrant liability related to February 14, 2014 private placement offering
On February 14, 2014, we completed a $52 million private placement (the "2014 Private Placement"). Under the terms of the 2014 Private Placement, we issued 18.92 million units at a subscription price per unit of $2.7485, each unit consisting of one Common Share and one-quarter (0.25) of a Common Share purchase warrant (a"2014 Warrant"), exercisable for a period of five years from the date of issuance at an exercise price of $3.2204. The holders of the 2014 Warrants issued pursuant to the 2014 Private Placement could elect, in lieu of exercising the 2014 Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the 2014 Warrants based on the number of 2014 Warrants to be exercised multiplied by a five-day weighted average market price less the exercise price with the difference divided by the weighted average market price.
In the first quarter ended March 31, 2019, the 1.74 million remaining 2014 Warrants outstanding at December 31, 2018 were exercised. Certain holders of the 2014 Warrants elected the cashless exercise option and we issued 687,000 Common Shares on the cashless exercise of 1.27 million 2014 Warrants. The remaining 464,000 warrants were exercised for cash, at a price of $3.2204, and as a result we received cash proceeds of $1.49 million upon the issuance of 464,000 Common Shares. Pursuant to the exercise of the 2014 Warrants, we transferred $5.92 million from derivative warrant liability to equity (Common Shares) and recorded an adjustment of $363,000 through the statement of operations and comprehensive loss related to the change in estimated fair value of derivative warrant liabilities in the first quarter ended March 31, 2019. As a result, the derivative warrant liability of $6.27 million at December 31, 2018 related to the 2014 Private Placement was extinguished in 2019.

LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2019, we had cash and cash equivalents on hand of $306.02 million compared to cash, cash equivalents and short term investments of $125.86 million at December 31, 2018.
The increase in cash and cash equivalents primarily reflected the completion of the December 2019 Offering for net proceeds of $179.92 million as described in the Corporate and Clinical Developments section of this MD&A.
We are a development stage company and are devoting the majority of our operational efforts and financial resources towards the clinical development and potential commercialization of our late stage drug, voclosporin. For the year ended December 31, 2019, we reported a loss of $123.85 million (December 31, 2018 - $64.12 million) and a cash outflow from operating activities of $63.46 million (December 31, 2018 - $51.61 million). As at December 31, 2019 we had an accumulated deficit of $539.81 million (December 31, 2018 - $415.96 million).
We believe that our cash position is sufficient to fund our current plans which include conducting our planned R&D programs, completing the NDA submission with the FDA, funding pre-commercial and launch activities, manufacturing and packaging of commercial drug supply required for launch, and funding our supporting corporate and working capital needs through 2021.

Sources and Uses of Cash:

	Year ended December 31, 2019 (in thousands)	Year ended December 31, 2018 (in thousands)	Increase (Decrease) (in thousands)
	$	$	$
Cash used in operating activities	(63,456)	(51,610)	(11,846)
Cash generated from (used in) investing activities	7,780	(66)	7,846
Cash generated from financing activities	243,728	4,014	239,714
Net increase (decrease) in cash and cash equivalents	188,052	(47,662)	235,714
Net cash used in operating activities in fiscal 2019 was $63.46 million, an increase of $11.85 million, from cash used in operating activities of $51.61 million in 2018. Cash used in operating activities in 2019 and 2018 was composed of net loss, add-backs or adjustments not involving cash, such as stock-based compensation, royalty obligation, and change in estimated fair value of derivative warrant liabilities and net change in other operating assets and liabilities including prepaid expenses and deposits and accounts payable and accrued liabilities. Prepaid expenses and deposits increased to $8.75 million for the year ended December 31, 2019 from $6.78 million for the year ended December 31, 2018. Prepaid expenses,deposits and other included a deposit for the manufacture of active pharmaceutical ingredient ("API") in the amount of $5.32 million compared to $3.29 million for the year ended December 31, 2018.
Cash generated from investing activities for the year ended December 31, 2019 was $7.78 million compared to cash used in investing activities of $66,000 for the year ended December 31, 2018. The change in these amounts primarily related to movements within our short term investment portfolio which was comprised of bonds and treasury notes.
Cash generated from financing activities for the year ended December 31, 2019 was $243.73 million compared to cash generated by financing activities of $4.01 million for the year ended December 31, 2018. Cash generated from financing activities for the year ended December 31, 2019 included net proceeds of $179.92 million from the December 2019 Offering and $43.20 million from the 2019 ATM and 2018 ATM. We also received $6.99 million from the exercise of derivative warrants and $13.75 million from the exercise of stock options for the year ended December 31, 2019 compared to proceeds of $3.07 million for warrants and $943,000 for stock options in 2018.
Use of Financing Proceeds
March 2017 Offering
On March 20, 2017, we completed an underwritten public offering of 25.64 million Common Shares, which included 3.35 million Common Shares issued pursuant to the full exercise of the underwriters' overallotment option to purchase additional Common Shares, for net proceeds of $162.32 million, which are to be used for R&D activities and for working capital and corporate purposes.
November 2018 ATM
In our fiscal year ended December 31, 2019, we received net proceeds of $28.83 Million from the 2018 ATM. The net proceeds are to be used for working capital and corporate purposes.
September 2019 ATM
In our fiscal year ended December 31, 2019, we received net proceeds of $14.37 million from the 2019 ATM. The net proceeds are to be used for working capital and corporate purposes.
December 2019 Offering
On December 12, 2019, we completed an underwritten public offering of 12.78 million Common Shares, which included 1.67 million Common Shares issued pursuant to the full exercise of the underwriters’ overallotment option to purchase additional Common Shares, for net proceeds of $179.92 million, which are to be used for pre-commercialization and launch activities, working capital and general corporate purposes.

A summary of the anticipated and actual use of net proceeds used to date from the above financings is set out in the table below.

Allocation of net proceeds	Total net proceeds from financings (in thousands)	Net proceeds used to date (in thousands)
	$	$
March 20, 2017 Offering:
R&D activities	123,400	97,218
Working capital and corporate purposes	38,924	23,602
Subtotal:	162,324	120,820

November 30, 2018 ATM facility	28,830	—

September 13, 2019 ATM facility	14,371	—

December 12, 2019 Public Offering:
Pre-commercial and launch activities, working capital and corporate purposes	179,918	—
Total:	385,443	120,820

To December 31, 2019, there have been no material variances from how we disclosed we were going to use the proceeds from the above noted offerings and thus, no material impact on its ability to achieve our business objectives and milestones.

CONTRACTUAL OBLIGATIONS
We have the following contractual obligations as at December 31, 2019:

	Total (in thousands)	Less than one year (in thousands)	One to three years (in thousands)	Four to five years (in thousands)	More than five years (in thousands)
	$	$	$	$	$
Operating lease obligations (1)	283	283	—	—	—
Purchase obligations (2)	8,256	8,196	60	—	—
Accounts payable and accrued liabilities	11,177	11,177	—	—	—
Contingent consideration to ILJIN (3)	5,113	—	4,752	361	—
Total	24,829	19,656	4,812	361	—

(1)	Operating lease obligations are comprised of the future minimum lease payments for our premises.

(2)
We have entered into contractual obligations for services and materials required for our ongoing clinical trials and other R&D projects, our drug supply, and our pre-commercial activities. The purchase obligations presented represent the minimum amount to exit our contractual commitments.

(3)	Contingent consideration to ILJIN is described in note 11 to the consolidated audited financial statements for the year ended December 31, 2019.
We entered into an agreement, effective June 1, 2014, to sublease 5,540 square feet of office and storage space at our head office location in Victoria, British Columbia for a term of five years. On December 6, 2018 we signed a commitment letter and entered into a new sublease on January 28, 2019 to rent 9,406 square feet of office and storage space at the existing location effective June 1, 2019. The new sublease is for a term of three years, however, we have the ability to cancel upon 12 months' notice. The estimated base rent plus operating costs on a monthly basis for the period from January 1, 2020 to May 31, 2020 is approximately US$21,000 per month increasing to approximately US$22,000 per month for the period of June 1, 2020 to December 31, 2020. On December 6, 2019, the head lessee provided notice to the landlord the intent to terminate the lease effective December 31, 2020. As a result our sublease with the head lessee will also terminate effective December 31, 2020. We are exploring our leasing options for our Victoria head office, which may include entering into a new lease at the current premises.
We entered into an agreement on November 14, 2014 to lease 1,247 square feet of office space for a term of two years commencing on January 1, 2015 for the Edmonton, Alberta registered office where the Company’s finance group is located. The lease was subsequently renewed until December 31, 2019 at a cost of approximately US$1,400 per month on the same terms as the original lease. On October 1, 2019 we entered into an agreement with the same landlord to lease larger premises at #201, 17873 - 106A Avenue, Edmonton, Alberta, consisting of 2,248 square feet of office space, for a term commencing October 1, 2019 to September 30, 2020 at a cost of approximately US$2,200 per month, surrendering the remaining term of the renewal lease previously entered into.
As at December 31, 2019 we are party to agreements with CROs and a central laboratory and other third party service providers providing services to us for our clinical trials and studies and other research and development activities and for drug supply. Corresponding anticipated expenses over the next twelve months, are estimated to be in the range of $27-$32 million.

RELATED PARTY TRANSACTIONS
Related parties
Compensation of Key Management
Compensation awarded to key management (defined as Directors and Executive Officers) was composed of the following:

	(in thousands)
	2019 $	2018 $
Salaries, short-term employee benefits	2,575	2,042
Bonuses accrued or paid	1,667	879
Director fees and services	592	446
Stock-based compensation	4,717	4,971
	9,551	8,338
We also recorded a royalty obligation expense of $1.03 million in 2019 ($Nil in 2018) for two executive officers, which is not included in the above numbers, as discussed in the "Other expenses" section of this MD&A.
Other
Stephen P. Robertson, a partner at Borden Ladner Gervais ("BLG") acts as our Corporate Secretary. We incurred legal fees in the normal course of business to BLG of $473,000 for the year ended December 31, 2019 compared to $135,000 for the year ended December 31, 2018. The amount charged by BLG is based on standard hourly billing rates for the individuals working on our account. We have no ongoing contractual or other commitments as a result of engaging Mr. Robertson to act as our Corporate Secretary. Mr. Robertson receives no additional compensation for acting as the Corporate Secretary beyond his standard hourly billing rate.
The outstanding contingent consideration payable to ILJIN, is the result of an arrangement agreement completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN. The contingent consideration payable to ILJIN is more fully discussed in note 11 of the consolidated financial statements for the year ended December 31, 2019. As a result of the resignation of Hyuek Joon Lee (an employee of ILJIN) from the Board in the fourth quarter of 2019, ILJIN is no longer considered a related party as ILJIN no longer has representation on the Board.

OFF-BALANCE SHEET ARRANGEMENTS
There are no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a material current or future effect on our results of operations or financial condition.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgment to, future events and other matters that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be irrelevant at the time at which our consolidated financial statements are prepared. Management reviews, on a regular basis, our accounting policies, assumptions, estimates and judgments in order to ensure the consolidated financial statements are presented fairly and in accordance with IFRS.
Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.
Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements.
Critical estimates in applying Aurinia's accounting policies

•	Contingent consideration
Contingent consideration is a financial liability recorded at fair value. The amount of contingent consideration to be paid is based on the occurrence of future events, such as the achievement of certain development, regulatory and sales milestones. Accordingly, the estimate of fair value contains uncertainties as it involves judgment about the likelihood and timing of achieving these milestones as well as the discount rate used. Changes in fair value of the contingent consideration obligation result from changes to the assumptions used to estimate the probability of success for each milestone, the anticipated timing of achieving the milestones and the discount period and rate to be applied. A change in any of these assumptions could produce a different fair value, which could have a material impact on the results from operations.
The fair value estimates at December 31, 2019 were based on a discount rate of 10% (2018 - 10%) and a presumed payment range between 50% and 86% (2018 - 50% and 74%). The fair value of this contingent consideration as at December 31, 2019 was estimated to be $5.11 million (December 31, 2018 - $4.03 million) and was determined by estimating the probability and timing of achieving the milestones and applying the income approach.
The change in the revaluation amounts in 2019 resulted primarily from the change in the probability factor from 74% to 86% for the milestones related to LN as a result of the positive results from the AURORA trial.
This is a Level 3 recurring fair value measurement. If the probability for success were to increase by a factor of 10% for each milestone, this would increase the net present value ("NPV") of the obligation by approximately $637,000 as at December 31, 2019. If the probability for success were to decrease by a factor of 10% for each milestone, this would decrease the NPV of the obligation by approximately $637,000 as at December 31, 2019. If the discount rate were to increase to 12%, this would decrease the NPV of the obligation by approximately $167,000. If the discount rate were to decrease to 8%, this would increase the NPV of the obligation by approximately $177,000.

•	Royalty obligation
As the royalty obligation is a calculation of future payments the Company is required to use judgment to determine the most appropriate model to use to measure the obligation and is required to use significant judgment and estimates in determining the inputs into the model. There are multiple unobservable inputs. The determination of these cash flows is subject to significant estimates and assumptions including:

•	Net pricing - this includes estimates of the gross pricing of the product, gross to net discount and annual price escalations of the product

•
Number of patients being treated - this includes various inputs to derive the number of patients receiving treatment including the number of patients receiving treatment, market penetration, time to peak market penetration, and the timing of generics entering the market

•	Probability of success and occurrence - this is the probability of the future cash outflows occurring

•	Discount rate - the rate selected to measure the risks inherent in the future cash flows
Management developed the model and inputs in conjunction with their internal scientific team and utilized third party scientific studies, information provided by third party consultants engaged by the Company and research papers as sources to develop their inputs. They also utilized the market capitalization of the Company as one input into the model. Management believes the liability is based on reasonable assumptions, however these assumptions may be incomplete or inaccurate and unanticipated events and circumstances may occur. Reasonable possible changes in the assumptions have a material impact on the estimated value of the obligation. There are numerous significant inputs into the model all of which individually or in combination result in a material change to the obligation.
The key assumptions used by management include the estimated probability of market approval of 86%, and the discount rate of 12%. If the probability of success were to increase to 95% this would increase the obligation by $737,000 and if it were to decrease to 77% this would decrease the obligation by $737,000. If the discount rate were to increase to 14%, this would decrease the obligation by $860,000, and if it were to decrease to 10%, this would increase the obligation by $1,022,000. An increase or decrease in the estimated gross pricing by 10% would result in a $700,000 change in the obligation. An increase or decrease in the estimated number of patients being treated by 10% would result in a $700,000 change in the obligation. A change in the obligation value would also impact the related expense.
•Derivative warrant liabilities
Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value.
We use the Black-Scholes pricing model to estimate fair value at each exercise and period end date. The key assumptions used in the model are the expected future volatility in the price of our shares and the expected life of the warrants. The impact of changes in key assumptions are noted below.
These derivative warrant liabilities are Level 3 recurring fair value measurements.
The key Level 3 inputs used by management to estimate the fair value are the market price and the expected volatility. If the market price were to increase by a factor of 10%, this would increase the estimated fair value of the obligation by approximately $3.43 million as at December 31, 2019. If the market price were to decrease by a factor of 10%, this would decrease the estimated fair value of the obligation by approximately $3.43 million.

•	Fair value of stock options
Determining the fair value of stock options on the grant date requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on our reported operating results, liabilities or other components of shareholders’ equity. The key assumptions used by management is the stock price volatility.
If the stock price volatility was higher by a factor of 10% on the option grant dates in 2019, this would have increased annual stock compensation expense by approximately $371,000. If the stock price volatility was lower by a factor of 10% on the grant date, this would have decreased annual stock compensation expense by approximately $381,000.
We used the Black-Scholes option pricing model to estimate the fair value of the options granted in 2019 and 2018.
We consider historical volatility of our Common Shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behavior.
Critical judgments in applying Aurinia's accounting policies

•	Revenue recognition
Our assessments related to the recognition of revenues for arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate performance obligations and to allocate related consideration to each separate performance obligation. Where deferral of license fees is deemed appropriate, subsequent revenue recognition is often determined based on certain assumptions and estimates, our continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. The estimate of variable consideration requires significant judgment and an assessment of their potential reversal. We also use judgement in assessing if a license is a right to use or a right to access intellectual property. Factors that are considered include whether the customer reasonably expects (arising from the entity's customary business practices) that the entity will undertake activities that will significantly affect the intellectual property, the rights granted by the license directly expose the customer to any positive or negative effects of the entity's activities and whether those activities transfer a separate good or service to the customer. To the extent that any of the key assumptions or estimates change, future operating results could be affected.
•Royalty obligation
The Company follows the guidance of IAS 19 in assessing the recognition of a royalty obligation. The recognition of a royalty obligation and the determination of the amount to record is based on estimates and assumptions. Judgment is necessary to determine these estimates and assumptions which include determining the likelihood of future material payments becoming probable and the the best methods by which to quantify these payments.
During the year the Company successfully completed the phase 3 trial for lupus nephritis and as result is in the process of preparing an NDA submission for regulatory approval with the FDA. As a result of this milestone being achieved, management has determined that future royalties are more probable to be payable in the future than in previous years, and therefore has recorded a royalty obligation.
Management determined that an income approach using an internal risk-adjusted net present value analysis was the best estimate to measure the obligation. This approach was further supported by a valuation model utilizing a market capitalization approach.

•	Impairment of intangible assets
We follow the guidance of IAS 36 to determine when impairment indicators exist for intangible assets. When impairment indicators exist, we are required to make a formal estimate of the recoverable amount of its intangible assets. This determination requires significant judgment. In making this judgment, management evaluates external and internal factors, such as significant adverse changes in the technological, market, economic or legal environment in which we operate as well as the results of our ongoing development programs. Management also considers the carrying amount of our net assets in relation to our market capitalization as a key indicator. In making a judgment as to whether impairment indicators exist as at December 31, 2019, management concluded there were none.

•	Derivative warrant liabilities
Management has determined that derivative warrant liabilities are classified as long term as these derivative warrant liabilities will ultimately be settled for Common Shares and therefore the classification is not relevant.

•	Capitalization of research and development expense
Internal development expenditure is capitalized if it meets the recognition criteria of IAS 38 Intangible Assets. This is considered a key judgment. Where regulatory and other uncertainties are such that the criteria are not met, the expenditures is recognized in net loss and this is almost invariably the case prior to approval of the drug by the relevant regulatory authority.
Judgment is applied in determining the starting point for capitalizing internal development costs. However, a strong indication that the criteria in IAS 38 to capitalize these costs arises when a product obtains final approval by a regulatory authority. It is the clearest point at which the technical feasibility of completing the asset is proven and is the most difficult criterion to demonstrate. Filing for obtaining regulatory approval is also sometimes considered as the point at which all relevant criteria including technical feasibility are considered met. During 2019 the Company successfully completed the phase 3 trial for lupus nephritis. At December 31, 2019 the

Company had not made an application for regulatory approval or received regulatory approval in any market. Therefore, in management's judgment the criteria to capitalize development costs had not been met.

•	Deferred tax asset
The company recognizes deferred tax assets only to the extent that it is probable that future taxable profits, feasible tax planning strategies and deferred tax liabilities will be available against which the tax losses can be utilized. Estimation of the level of future taxable profits is therefore required in order to determine the appropriate carrying value of the deferred tax asset. Given the company's past losses, plans to continue research and development in other indications and uncertainty of its ability to generate future taxable profit, management does not believe that it is more probable than not that the company can realize its deferred tax assets and therefore, it has not recognized any amount in the consolidated statements of financial position.

RECENT CHANGES IN ACCOUNTING STANDARDS
New Accounting Standard Adopted in 2019

IFRS 16 - Leases
We adopted IFRS 16 Leases ("IFRS 16") with the date of initial application of January 1, 2019 using the modified retrospective. In accordance with the transitional provisions in IFRS 16 comparative figures have not been restated, rather the reclassifications and adjustments arising from the adoption of this standard are recognized in the opening Statement of Financial Position on January 1, 2019. The impact of adoption of IFRS 16 is disclosed in note 9 to the audited consolidated financial statements for the year ended December 31, 2019.
The following policies are applicable from January 1, 2019. In the comparative period, leases were accounted for in accordance with the accounting policy for leases disclosed in our December 31, 2018 annual audited consolidated financial statements.
Policy applicable from January 1, 2019:
At inception of a contract, we assess whether a contract is, or contains, a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
We assess whether:

•	the contract involves the use of an explicitly or implicitly identified asset;

•	the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the contract term;

•	the Company has the right to direct the use of the asset.
We recognize a right-of-use asset and a lease liability at the commencement date of the lease, the date the underlying asset is available for use. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the initial amount of lease liabilities recognized, initial direct costs incurred, restoration costs and lease payments made at or before the commencement date less any lease incentive received, if any.
Unless we are reasonably certain to obtain ownership of the leased asset at the end of the lease term, the right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. Right-of-use assets are subject to impairment.
At the commencement date of the lease, we recognize lease liabilities measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by us.
After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments or a change in the assessment to purchase the underlying asset.
We present right-of-use assets in the property and equipment line and lease liabilities in the lease liability line on the consolidated statement of financial position.
Short term leases and leases of low value assets
We have elected to use the practical expedient permitted by the standard and not to recognize right-of-use assets and lease liabilities for leases that have a lease term of 12 months or less and do not contain a purchase option or for leases related to low value assets. Lease payments on short term leases and leases of low value assets are recognized as an expense in the consolidated statement of operations and comprehensive loss.
For periods prior to January 1, 2019 the Company recognized operating lease payments in the consolidated statement of operations and comprehensive loss on a straight-line basis over the term of the lease.

RISKS AND UNCERTAINTIES
We have invested a significant portion of our time and financial resources in the development of voclosporin. We anticipate that our ability to generate revenues and meet expectations will depend primarily on the successful development, regulatory approval and commercialization of voclosporin.
The successful development and commercialization of voclosporin will depend on several factors, including the following:

•	receipt of marketing approvals from the FDA and other regulatory authorities with a commercially viable label;

•	securing and maintaining sufficient expertise and resources to help in the continuing development and eventual commercialization of voclosporin;

•	maintaining suitable manufacturing and supply arrangements to ensure commercial quantities of the product through validated processes; and

•	acceptance and adoption of the product by the medical community and third-party payers.
A more detailed list of the risks and uncertainties affecting us can be found under the heading "Risk Factors" in our annual information form which is filed on SEDAR and EDGAR.
Capital management
Our objective in managing capital, consisting of shareholders' equity, with cash, cash equivalents and short term investments being its primary components, is to ensure sufficient liquidity to fund R&D activities, corporate, administration and business development expenses and working capital requirements. This objective has remained the same from that of the previous year.
Over the past two years, we have raised capital via a public offering, the exercise of warrants and stock options and draw-downs under our ATM facilities, as our primary sources of liquidity, as discussed in note 14 - Share Capital to the audited consolidated financial statements for the year ended December 31, 2019.
As our policy is to retain cash to keep funds available to finance the activities required to advance our product development, we do not currently pay dividends.
We are not subject to any capital requirements imposed by any regulators or by any other external source.
Financial instruments and Risks
We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange, each of which could affect the value of our current assets and liabilities.
We have invested our cash reserves in U.S. dollar denominated, fixed rate, highly liquid and highly rated financial instruments such as treasury notes, banker acceptances, bank bonds, and term deposits. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, as our financial resources were held in cash or cash equivalents at December 31, 2019.
Financial risk factors
Our activities can expose us to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks. Our overall risk management program seeks to minimize adverse effects on our financial performance.
Liquidity risk
Liquidity risk is the risk we will not be able to meet our financial obligations as they fall due. We manage our liquidity risk through the management of our capital structure and financial leverage, as discussed above in "Capital Management". We also manage liquidity risk by continuously monitoring actual and projected cash flows. The Board reviews and approves our budget, as well as any material transactions out of the ordinary course of business. We invest our cash equivalents in U.S. denominated term deposits with 30 to 90-day maturities, and U.S. denominated short term investments consisting of bonds and treasury notes issued by banks and/or United States or Canadian governments with maturities not exceeding two years to ensure our liquidity needs are met.
All of our financial liabilities are due within one year except for the contingent consideration, as described in note 11 to the audited consolidated financial statements for the year ended December 31, 2019 , the royalty obligation, as described in note 12 to the audited consolidated financial statements for the year ended December 31, 2019 and the derivative warrant liability, as described in note 13 to the audited consolidated financial statements for the year ended December 31, 2019.

Interest rate risk
Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.
Financial assets and financial liabilities with variable interest rates expose us to cash flow interest rate risk. Our cash and cash equivalents are comprised of highly liquid investments that earn interest at market rates and the short term investments held during the year were comprised of bank or government bonds with a maturity of two years or less. Accounts receivable, accounts payable and accrued liabilities bear no interest.
We manage our interest rate risk by maintaining the liquidity necessary to conduct operations on a day-to-day basis. Our exposure to interest rate risk as at December 31, 2019 was considered minimal as our financial resources were held as cash and cash equivalents.
Credit risk
Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash, cash equivalents and short term investments which were held at three major Canadian banks. We regularly monitor the credit risk exposure and take steps to mitigate the likelihood of these exposures resulting in expected loss.
Foreign currency risk
We are exposed to financial risk related to the fluctuation of foreign currency exchange rates. Foreign currency risk is the risk variations in exchange rates between the US dollars and foreign currencies, primarily with the Canadian dollar, will affect our operating and financial results.
The following table presents our exposure to the Canadian dollar:

		(in thousands)
	December 31, 2019 $	December 31, 2018 $
Cash and cash equivalents	12,711	364
Accounts receivable	33	24
Accounts payable and accrued liabilities	(2,332)	(1,677)
Net exposure	10,412	(1,289)

	Reporting date rate
	December 31, 2019 $	December 31, 2018 $
CA$ – US$	0.770	0.733
Based on our foreign currency exposure noted above, varying the foreign exchange rates to reflect a ten percent strengthening of the CA$ would have increased the net loss by $1.04 million assuming all other variables remained constant. An assumed 10% weakening of the CA$ would have had an equal but opposite effect to the amounts shown above, on the basis all other variables remain constant.
Intellectual Property Rights
Patents and other proprietary rights are essential to our business. Our policy has been to file patent applications to protect technology, inventions and improvements to our inventions that are considered important to the development of our business.
We have an extensive granted patent portfolio covering voclosporin, including granted United States patents, for composition of matter, methods of use, formulations and synthesis. The corresponding Canadian, South African and Israeli patents are owned by Paladin Labs Inc. We anticipate that upon regulatory approval, patent protection for voclosporin will be extended in the United States (Patent Term Extension) and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act in the United States and comparable patent extension laws in other countries (including the Supplementary Protection Certificate program in Europe). Opportunities may also be available to add an additional six months of exclusivity related to pediatric studies which are currently in the planning process. In addition to patent rights, we also expect to receive “new chemical entity” exclusivity for voclosporin in certain countries, which provides this type of exclusivity for five years in the United States and up to ten years in Europe.
Further, on May 14, 2019 Aurinia was granted U.S. Patent No. 10,286,036 with a term extending to December 2037, with claims directed at our voclosporin dosing protocol for LN. The allowed claims broadly cover the novel voclosporin individualized flat-dosed pharmacodynamic treatment protocol adhered to and required in both the previously reported Phase 2 AURA-LV trial and our Phase 3 confirmatory AURORA clinical trial. Notably, the allowed claims cover a method of modifying the dose of voclosporin in patients with LN based on patient specific pharmacodynamic parameters. If the FDA approves the use of voclosporin for LN and the label for such use follows the dosing protocol claimed in U.S. Patent No. 10,286,036, this patent will expand the scope of intellectual property protection for voclosporin, which already includes manufacturing, formulation, synthesis and composition of matter patents. We have also filed for protection of this subject matter under the PCT and have the option of applying for similar protection in the member countries thereof. This may lead to the granting of similar claims in major global pharmaceutical markets.
We have licensed the development and distribution rights to voclosporin for China, Hong Kong and Taiwan to 3SBio. This license is royalty bearing and we will also supply finished product to 3SBio on a cost-plus basis. We do not expect to receive any royalty revenue pursuant to this license in the foreseeable future.
We have patent protection for VOS as we own three granted United States patents and 14 patents in other jurisdictions related to ophthalmic formulations of calcineurin inhibitors or mTOR inhibitors, including voclosporin. We also have one granted United States patent and 10 patents in other jurisdictions related to topical drug delivery system for ophthalmic use. These patents expire between 2028 and 2031.

CONTINGENCIES
We may, from time to time, be subject to claims and legal proceedings brought against us in the normal course of business. Such matters are subject to many uncertainties. Management believes that the ultimate resolution of such contingencies will not have a material adverse effect on our consolidated financial position.
We have entered into indemnification agreements with our officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, we do maintain liability insurance to limit our exposure.
The Company has an obligation with a third party pursuant to a technology transfer agreement whereby the Company will be required to pay a $500,000 milestone payment upon approval by the FDA of a new drug application for VOS. Upon commercialization, a 2% royalty on net sales of VOS will also be payable. Alternatively, if the Company licenses VOS, 10% of any licensing fees will be payable to the third party. The Company also has the right at any time and at its sole discretion to make a single payment of $5.0 million to the third party which will extinguish all obligations to the third party. Currently the future payments made pursuant to this agreement are indeterminable. Such matters are subject to many uncertainties. and therefore no amounts have been accrued related to the agreement.
We have entered into license and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require us to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay. Historically, we have not made any payments under such agreements and no amount has been accrued in the accompanying audited consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s Annual Report on Internal Control over Financial Reporting
Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"), and has designed such ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with IFRS.
We do not expect that our internal controls and procedures over financial reporting will prevent all error and all fraud. A control system provides only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitation in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons by collusion of two or more people or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management evaluated the effectiveness of our ICFR as of December 31, 2019 based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our ICFR was effective as of December 31, 2019.

DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures ("DC&P") as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, are designed to provide reasonable assurance that all material information required to be publicly disclosed in our annual filings, interim filings and other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified under securities legislation and include controls and procedures designed to ensure that information required to be so disclosed is accumulated and communicated to management including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions.
In designing and evaluating our DC&P, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and, therefore, management is required to apply its judgment in evaluating and implementing possible controls and procedures. The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of our DC&P as at December 31, 2019 have concluded that the DC&P were adequate and effective to provide reasonable assurance that material information we are required to disclose on a continuous basis in interim and annual filings and other reports and news releases is recorded, processed, summarized and reported or disclosed on a timely basis as necessary.

UPDATED SHARE INFORMATION
As at March 4, 2020, the following class of shares and equity securities potentially convertible into Common Shares were outstanding:

(in thousands)
Common shares	112,297
Convertible equity securities
Derivative liability warrants	1,691
Stock options	9,190
Subsequent to the year-end we granted 1.87 million stock options at a weighted average price of $18.66 (CA $24.64) to our officers, directors and employees. We issued 499,000 Common Shares for proceeds of $1.97 million upon the exercise of 499,000 stock options.

SUPPLEMENTAL INFORMATION
Selected Annual Information (expressed in thousands of dollars, except per share data)

	2019	2018	2017
	$	$	$
Statement of Operations
Revenues	318	463	418
Expenses	(85,559)	(56,790)	(47,988)
Interest income	2,702	2,234	702
Finance Costs	(39)	—	—
Change in estimated fair value of derivative warrant liabilities	(41,124)	(9,954)	(23,924)
Income tax expense	(144)	(73)	—
Net loss for the year	(123,846)	(64,120)	(70,792)
Net loss per share	(1.33)	(0.76)	(0.92)
Weighted average number of common shares outstanding	93,024	84,782	76,918
Statement of Financial Position
Working capital	303,842	125,587	167,102
Total assets	326,683	145,863	189,847
Total non-current liabilities	41,872	26,027	15,954
Shareholder’s equity	273,516	112,575	165,743
Common shares outstanding	111,798	85,500	84,052

Quarterly Information (expressed in thousands except per share data)
Set forth below is unaudited consolidated financial data for each of the last eight quarters:

2019	Q1	Q2	Q3	Q4	Annual
	$	$	$	$	$
Revenues	30	29	230	29	318
Expenses
Research and Development	10,631	11,152	17,791	13,292	52,866
Corporate, administration and business development	3,901	4,946	6,061	7,246	22,154
Amortization of tangible and intangible assets	383	385	389	391	1,548
Other expenses	55	833	140	7,963	8,991
Total expenses	14,970	17,316	24,381	28,892	85,559
Loss before interest income , finance costs, change in estimated fair value of derivative warrant liabilities and income taxes	(14,940)	(17,287)	(24,151)	(28,863)	(85,241)
Interest income	800	787	636	479	2,702
Finance costs	(11)	(10)	(9)	(9)	(39)
Net loss before change in estimated fair value of derivative warrant liabilities and income taxes	(14,151)	(16,510)	(23,524)	(28,393)	(82,578)
Change in estimated fair value of derivative warrant liabilities	1,725	625	4,512	(47,986)	(41,124)
Income tax expense	(13)	(16)	(25)	(90)	(144)
Net loss for the period	(12,439)	(15,901)	(19,037)	(76,469)	(123,846)
Per common share ($)
Net loss per common share – basic and diluted	(0.14)	(0.17)	(0.21)	(0.78)	(1.33)
Common Shares outstanding	91,646	91,793	94,285	111,798	111,798
Weighted average number of common shares outstanding	90,146	91,768	92,169	97,936	93,024

2018	Q1	Q2	Q3	Q4	Annual
	$	$	$	$	$
Revenues	30	29	375	29	463
Expenses
Research and Development	8,887	10,504	11,152	10,839	41,382
Corporate, administration and business development	3,791	3,462	2,923	3,498	13,674
Amortization of tangible and intangible assets	399	403	408	355	1,565
Other expense (income)	(200)	(566)	(563)	(736)	(2,065)
Total expenses	12,877	13,803	13,920	13,956	54,556
Net loss before change in estimated fair value of derivative warrant liabilities and income taxes	(12,847)	(13,774)	(13,545)	(13,927)	(54,093)
Change in estimated fair value of derivative warrant liabilities	(2,631)	(1,933)	(4,797)	(593)	(9,954)
Income tax expense	—	—	—	(73)	(73)
Net loss for the period	(15,478)	(15,707)	(18,342)	(14,593)	(64,120)
Per common share ($)
Net loss per common share – basic and diluted	(0.18)	(0.19)	(0.21)	(0.17)	(0.76)
Common Shares outstanding	84,052	85,321	85,323	85,500	85,500
Weighted average number of common shares outstanding	84,052	84,350	85,321	85,384	84,782
For 2018 interest income and finance costs were labeled on the statement of operations and comprehensive loss as other expenses. In 2019 they have been disaggregated and re-labeled as interest income and finance costs.
Summary of Quarterly Results
The primary factors affecting the magnitude of our losses in the various quarters are noted below and include the timing of R&D costs associated with the clinical development program, timing and amount of stock compensation expense, and fluctuations in the non-cash change in estimated fair value of derivative warrant liabilities.

The increase in the R&D expense for the three months ended September 30, 2019 primarily reflected the cost of manufacturing active drug substance batches which will be used for future commercial use upon marketing approval.
Corporate, administration and business development expenses included non-cash stock-based compensation expense of $1.34 million for the three months ended December 31, 2019, non-cash stock-based compensation expense of $1.43 million for the three months ended September 30, 2019 compared to $1.21 million for the three months ended June 30, 2019, $742,000 for the three months ended March 31, 2019, $686,000 for the three months ended December 31, 2018, $887,000 for the three months ended September 30, 2018, $1.26 million for the three months ended June 30, 2018 and $1.33 million for the three months ended March 31, 2018.
Other expenses for the three months ended December 31, 2019 included royalty obligation expense of $7.20 million as discussed in the "Results of operations-other expenses" section of this MD&A and a $978,000 revaluation adjustment on contingent consideration.
Other expense for the three months ended June 30, 2019 included $720,000 of costs associated with the successful defense of a proxy contest for our June 26, 2019 annual general meeting.
We record non-cash adjustments each quarter resulting from the fair value revaluation of the derivative warrant liabilities. These revaluations fluctuate based primarily on the market price of our Common Shares. An increase in the market price of our Common Shares results in a loss on revaluation while a decrease results in a gain on revaluation.
The change in the estimated fair value of the derivative warrant liabilities for the three months ended December 31, 2019 of $47.99 million reflected an large increase in our share price to $20.26 per Common Share at December 31, 2019 and an increased share price when 1.83 million warrants were exercised in December , 2019, compared to $5.34 per Common Share at September 30, 2019. The change in the estimated fair value of the derivative warrant liabilities for the three months ended September 30, 2019 of $4.51 million reflected a decrease in our share price to $5.34 per Common Share at September 30, 2019 compared to $6.58 per Common Share at June 30, 2019 and a reduction in the annualized volatility to 33% at September 30, 2019 from 40% at June 30, 2019. The change in the estimated fair value of the derivative warrant liabilities for the three months ended June 30, 2019 of $625,000 reflected a decrease in the annualized volatility from 53% at March 31, 2019 to 40% at June 30, 2019, offset to a lesser degree by an increase in our share price to $6.58 per share at June 30, 2019 compared to $6.50 at March 31, 2019. The change in the estimated fair value of the derivative warrant liabilities for the three months ended March 31, 2019 of $1.73 million reflected a decrease in our share price to $6.50 per Common Share at March 31, 2019 compared to $6.82 per share at December 31, 2018.
Fourth Quarter Analysis (See Quarterly Information above for the fourth quarter comparative information detail).
We recorded a consolidated net loss of $76.47 million or $0.78 per Common Share for the fourth quarter ended December 31, 2019, compared to a consolidated net loss of $14.59 million or $0.17 per Common Share for the fourth quarter ended December 31, 2018.
The increase of $61.88 million in the consolidated net loss was primarily attributable to the following items:

•
The change in estimated fair value of derivative warrant liabilities was $47.99 million compared to an increase of $593,000 in the estimated fair value of derivative warrant liabilities for the fourth quarter of 2018. This change reflected a significant increase in our share price to $20.26 at December 31, 2019 compared to $6.82 at December 31, 2018.

•
Other expenses reflected a non cash royalty obligation accrual of $7.20 million for potential future royalties as discussed in the"Results of operations-Other expenses" section of this MD&A and a revaluation adjustment on contingent consideration of $978,000.

•
An increase in Corporate, administration and business development expenses of $3.75 million reflects the ramp up of pre-commercial and launch plan activities and the associated build out of the corporate organization.

Aurinia Pharmaceuticals Inc.
1203 - 4464 Markham Street
Victoria, BC V8Z 7X8
www.auriniapharma.com